Exhibit 21

AMGEN INC.

SUBSIDIARY (Name under which subsidiary does business)	STATE OF INCORPORATION OR ORGANIZATION

Immunex Corporation	Washington
Amgen Manufacturing, Limited	Bermuda
Amgen Puerto Rico, Inc.	Delaware
Amgen USA Inc.	Delaware